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----------------------------                        ----------------------------
 CUSIP No. 96684U104                  13G            Page 1 of 4 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO.1)*

                                  WI-TRON, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    96684U104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 1, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          |_|  Rule 13d-1(b)

          |X|  Rule 13d-1(c)

          |_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)
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----------------------------                        ----------------------------
 CUSIP No. 96684U104                  13G            Page 2 of 4 Pages
----------------------------                        ----------------------------

============== =================================================================

                NAME OF REPORTING PERSONS
      1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Craig H. Bird
-------------- -----------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a) |_|
                  (b) |_|
-------------- -----------------------------------------------------------------

      3         SEC USE ONLY

-------------- -----------------------------------------------------------------

      4         CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
-------------- ------------- ---------------------------------------------------

  NUMBER OF          5        SOLE VOTING POWER
   SHARES
BENEFICIALLY                    4,633,609
  OWNED BY     ------------- ---------------------------------------------------
    EACH
 REPORTING           6        SHARED VOTING POWER
PERSON WITH
               ------------- ---------------------------------------------------

                     7        SOLE DISPOSITIVE POWER

                                4,633,609 (1)
               ------------- ---------------------------------------------------

                     8        SHARED DISPOSITIVE POWER

                                122,620
-------------- ------------- ---------------------------------------------------

      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,756,229
-------------- -----------------------------------------------------------------

     10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*  |_|

-------------- -----------------------------------------------------------------

     11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  10.41%
-------------- -----------------------------------------------------------------

     12         TYPE OF REPORTING PERSON*

                  IN
============== =================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (a) 290,000 shares of common stock held by Mr. Bird's IRA, (b) 138,600 shares of common stock held by Mr. Birds daughter, and (c) 122,620 shares of common stock held by Mr. Bird's son, of which Mr. Bird shares dispositive power, but not voting power.

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----------------------------                        ----------------------------
 CUSIP No. 96684U104                  13G            Page 3 of 4 Pages
----------------------------                        ----------------------------

                                  SCHEDULE 13G
                                  ------------

        This Schedule 13G (the "Schedule 13G") is being filed on behalf of Craig
H. Bird, relating to shares of common stock of Wi-Tron, Inc., a Delaware corporation (the "Issuer").

ITEM 1(A).  NAME OF ISSUER:

            Wi-Tron, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            59 LaGrange Street
            Raritan, New Jersey 08869

ITEM 2(A).  NAME OF PERSON FILING:

            Craig H. Bird

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o Segue Ventures, LLC
            261 Old York Road, Suite 218
            Jenkintown, PA  19046

ITEM 2(C).  CITIZENSHIP:

            USA

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $.0001 par value

ITEM 2(E).  CUSIP NUMBER:

            96684U104

ITEM 3.     REPORTING PERSON:

            The person filing is not listed in Items 3(a) through 3(j).

ITEM 4.     OWNERSHIP.

            (a)     Mr. Bird beneficially owns 4,756,229 shares of common stock.
            (b) Mr. Bird beneficially owns approximately 10.41% of the Issuer's outstanding common stock. This percentage is determined by dividing 4,756,229 by 45,678,267, representing the Issuer's outstanding common stock as reported in Issuer's Definitive Proxy Statement on Schedule 14A filed on June 29, 2006.
            (c) Mr. Bird may direct the disposition of 4,756,229 shares of common stock and direct the voting of 4,633,609 shares of common stock.

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----------------------------                        ----------------------------
 CUSIP No. 96684U104                  13G            Page 4 of 4 Pages
----------------------------                        ----------------------------

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable.

ITEM 10.    CERTIFICATIONS.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 8, 2006

                                                  /s/ Craig H. Bird
                                                  ------------------------
                                                  Craig H. Bird